SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|                    Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                    No |X|

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

JOURNAL OF BIOLOGICAL CHEMISTRY PAPER FURTHER VALIDATES PRANA SCIENCE

JOURNAL OF BIOLOGICAL CHEMISTRY PAPER
FURTHER VALIDATES PRANA SCIENCE

Melbourne, Australia –October 15, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced that the Journal of Biological Chemistry has published a new paper in its September 30 edition called ‘Clioquinol Mediates Copper Uptake and Counteracts Cu Efflux Activities of the Amyloid Precursor Protein of Alzheimer’s Disease’. The paper further supports Prana’s theory that PBT-1 (clioquinol) slows down the progression of Alzheimer’s disease.

Based on the hypothesis that beta amyloid is a key player in the onset and progression of Alzheimer’s disease, Prana maintains that it is the inappropriate interaction of beta amyloid with brain metals, copper and zinc, that leads to the progression associated with the disease. Unlike current approved Alzheimer’s therapies that largely treat the symptoms of the disease, PBT-1, PBT-2 and Prana’s additional MPACs (Metal Protein Attenuating Compounds) hold promise to help prevent the progression of the disease.

The newly published paper helps clarify the normal role of Amyloid Precursor Protein (APP), the precursor of amyloid beta protein that is the primary constituent of the senile plaques that are characteristically found in Alzheimer’s disease brains. APP appears to be a critical regulator of intracellular Cu homeostasis. The authors also show that oral treatment of transgenic mice with clioquinol (also known as PBT-1) does not result in a depletion of Cu and Zn systemically suggesting that PBT-1 does not act as a metal chelator, but instead may be redistributing these metals from the amyloid plaques back to cells.

Rudolph E. Tanzi, Ph.D., Director, Genetics and Aging Research Unit, Massachusetts General Hospital, Professor of Neurology, Harvard Medical School and co-founding scientist of Prana Biotechnology, commented, “The new findings showing that PBT-1 can act therapeutically by facilitating copper uptake into cells could be clinically very beneficial for treating Alzheimer’s disease when taken together with it’s ability to clear senile plaques.”

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

Contacts:

Jon Alðënas, CEO, Prana Biotechnology Ltd.
1-203-328-3097

Ivette Almeida, Media Relations /	Rachel Levine, Investor Relations
1-212-983-1702 ext. 209	1-212-983-1702 ext. 207

Item 1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler

Geoffrey Kempler,
Executive Chairman

Date: October 15, 2004